Press Release	Source: Next, Inc.

Next Inc. receives commitment for $10 Million Line of Credit Facility with GMAC Commercial Finance

CHATTANOOGA, Tenn.—(BUSINESS WIRE)—August 21, 2006—Next Inc. (OTCBB:NXTI - News) an emerging leader in the licensed sportswear and promotional products industry today announced it has received a commitment for a $10 million line of credit facility with GMAC Commercial Finance.

The loan will replace the company’s existing credit facility with National City Bank of Indiana and is collateralized by inventory and receivables. The loan is expected to close around August 31.

Mr. Charles Thompson, the Company’s CFO stated, “The new credit facility with GMAC Commercial Finance will enable Next to continue its calculated growth, and provide the Company with a stable financing environment.” Mr. Thompson further stated, “We welcome our new financial partners and look forward to a very long and beneficial relationship with GMAC CF.”

Mr. John Nooney Jr., Executive Vice President for GMAC Commercial Finance stated “We are proud to have the Company as a customer. We have complete confidence in the management team’s ability to grow and expand their business.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company’s own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company’s most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com